

DATED – JULY 2019

Move, Deliver Anything on Demand

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

About

VanMile |Moving & Delivery Industry

.01

VanMile was founded in Sept. 2015

.02

Solves the "Store-to-Home Last Mile" problem for consumers

.03

8+ Billion dollar Industry & growing



Meet Our Dedicated Team









Mike Wang

CEO | FOUNDER

Mike has a strong entrepreneurial drive and leadership skills. 10 Years management experience in technology

Larry Foster

VICE PRESIDENT FOR BUSINESS DEVELOPMENT CO-FOUNDER

25 years in marketing strategy, execution and analytics through multiple data driven channels including digital, commercial print, event, social and media.

Nick Ren

TECHNOLOGY DIRECTOR CO-FOUNDER

A computer science graduate from UNCC, technology development in App and high throughput data analysis

Brian Dass

DIRECTOR OF STRATEGY

25+ years of experience in the global travel and eCommerce industry. Co-founded two highly successful travel technology startups which were acquired

VanMile

Last Mile **Delivery Problem**



Large | Oversized item moving or delivery: includes furniture, major appliances, large TVs and others (building materials).



Don't fit into a car and require delivery



High delivery cost and long lead times



The market is "hyper fragmented" with no major industry player



Money left on table due to non visibility & easy accessibility of movers



Can't keep pace with growing online businesses for short move & deliveries



Our **Solution**



VanMile is a technology platform

Offers On-Demand Delivery and Moving Service capabilities for both home and business users through a Smartphone App.



VanMile solves an unmet need

Connects people who need moving and/or delivery help with qualified helpers and their trucks like Uber does for ridesharing.

Current offering in 12 markets

Provides consumers with more options with less hassle for moving and buying products that normally require assistance or delivery, gives businesses more ability to reach customers, and greater consumer product access.





Available for both Android and iOS





Download on the App Store

ANDROID APP ON Google play

App Store Preview

By Vanmile LLC



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Select Service
Pickup & One Man
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Mike wang
+1 3144350587
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Book History
Payment
Notifications
Map
Pricing
FAQ
Booking
Truck & Two Men
Two Men
Base $35: 8 miles and 30 min (load/unload)
101 West Avenue, Kannapolis, N...
615 Oakland Ave, Charlotte, NC...
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VanMile Value Proposition for Customer

Accountability


- VanMile ensures that would-be customers have certainty for their delivery time.
- Deliveries are either on demand or scheduled in advance.

Service


- Rating system.
- Ensures driver quality.
- Encourages driver service and support.

Ease of Use


- No cash required.
- Simple as in downloading of an app.

Safety


- Drivers are background checked.
- Drivers photo is provided in app.

VanMile

Product Service **Offerings**

4 different types of services that a consumer can choose from that encompass the general needs of the Moving and Delivery industry.





Pickup + 1 Man





Pickup + 2 Men





Truck + 2 Men



2 Men

VanMile

Markets **Currently Served**

 **Retail Customers**

 **B2B Partners**

Chicago, IL

Nashville, TN

Denver, Colorado

Maryland

Orange County, CA

DC

Raleigh, NC

New york

Atlanta, GA

Charlotte, NC

Dallas, TX

Jacksonville, Florida

Miami, Florida



Over 5,000



Customers Nationwide

 VanMile

New Features Coming



Customer APP

- Improve UI Design
- Additional charge, such as stair, waiting time
- All new service categories, bidding process, fixed price, broker fees
- Move Share capability (co-mingle)
- Business accounts
- Curbside Pickup
- Loyalty Program
- POS integration



Driver APP

- Time tracking
- Cancel, resend job
- Detail G-map feature
- Ability to rent vans and trucks at discounts | Affiliate programs
- Rewards, Loyalty
- Historical Statements
- API capabilities to check drivers license, vehicle registration and insurance in real-time
- Customer rating & reviews

VanMile

Get in Touch
With Us



Address

PO Box 1082
Harrisburg, NC 28075



Contact Info

Support - xwang@vanmile.com



Telephone

Office Phone - +1 (844) 826 6453



Harrisburg, NC

